Filed by Encana Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Encana Corporation

(Commission File No. 001-15226)

This filing consists of message to employees from Douglas J. Suttles, Chief Executive Officer of Encana Corporation (“Encana”).

Important Information for Investors and Securityholders

This communication is not intended to and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law. In connection with the proposed corporate reorganization that includes, among other things, the redomicile, Encana will cause its subsidiary 1847432 Alberta ULC, a predecessor to Ovintiv Inc. (“Ovintiv”), to file a registration statement on Form S-4, which will include Ovintiv’s prospectus as well as Encana’s proxy statement (the “Proxy Statement/Prospectus”), with the U.S. Securities and Exchange Commission (the “SEC”) and Canadian securities regulatory authorities. Encana plans to mail the definitive Proxy Statement/Prospectus to its shareholders and holders of its equity incentives in connection with the proposed corporate reorganization. INVESTORS AND SECURITYHOLDERS OF ENCANA ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENCANA, OVINTIV, THE CORPORATE REORGANIZATION AND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Encana or Ovintiv through the website maintained by the SEC at www.sec.gov. Investors and securityholders will also be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with Canadian securities regulatory authorities by Encana, through the website maintained by the Canadian Securities Administrators at www.sedar.com. In addition, investors and securityholders will be able to obtain free copies of the documents filed with the SEC and Canadian securities regulatory authorities on Encana’s website at www.encana.com or by contacting Encana’s Corporate Secretary.

Participants in the Solicitation

Encana and certain of its directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed corporate reorganization. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the securityholders of Encana in connection with the corporate reorganization, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above when it is filed with the SEC and Canadian securities regulatory authorities. Additional information regarding Encana’s directors and executive officers is also included in Encana’s Notice of Annual Meeting of Shareholders and 2019 Proxy Statement, which was filed with the SEC and Canadian securities regulatory authorities on March 14, 2019. This document is available free of charge as described above.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – This communication contains forward-looking statements or information (collectively, “FLS”) within the meaning of applicable securities legislation, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. FLS include: completion and timing of the proposed corporate reorganization (including name change, share consolidation and U.S. domestication) and the benefits thereof, including opportunity to enhance long-term value for shareholders, liquidity and capital market access, exposure to larger pools of investment, comparability with U.S. peers, and increase in passive and index ownership; benefits of the new brand and logo; estimated tax impacts and other costs to the company and shareholders; timing of the special meeting of securityholders; the company’s sustainable business roadmap and elements thereof; improvements in returns and cash flow; and anticipated changes to debt rating. FLS involve assumptions, risks and uncertainties that may cause such statements not to occur or results to differ materially. These assumptions include: ability, timing and terms of the required securityholder approvals, court and stock exchange approvals, and regulatory approvals; director and officer support for the reorganization; applicability of certain U.S. and Canadian securities regulations and exemptions; successful listings on applicable stock exchanges; future commodity prices and differentials; assumptions in corporate guidance; data contained in key modeling statistics; availability of attractive hedges and enforceability of risk management program; access to transportation and processing facilities; and expectations and projections made in light of Encana’s historical experience and its perception of historical trends. Risks and uncertainties include: ability to achieve anticipated benefits of the corporate reorganization; receipt of securityholder, stock exchange and court approvals and satisfaction of other conditions; risks relating to the new company following the reorganization, including triggering provisions in certain agreements; publicity resulting from the reorganization and impacts to the company’s business and share price; ability to generate sufficient cash flow to meet obligations; commodity price volatility; ability to secure adequate transportation and potential pipeline curtailments; timing and costs of well, facilities and pipeline construction; business interruption, property and casualty losses or unexpected technical difficulties; counterparty and credit risk; impact of changes in credit rating and access to liquidity, including ability to issue commercial paper; currency and interest rates; risks inherent in Encana’s corporate guidance; changes in or interpretation of laws or regulations; risks associated with existing or potential lawsuits and regulatory actions; impact of disputes arising with partners, including suspension of certain obligations and inability to dispose of assets or interests in certain arrangements; and other risks and uncertainties as described in Encana’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q and as described from time to time in Encana’s other periodic filings as filed on SEDAR and EDGAR. Although Encana believes such FLS are reasonable, there can be no assurance they will prove to be correct. The above assumptions, risks and uncertainties are not exhaustive. FLS are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update or revise any FLS. Further, descriptions in this communication are summary in nature and may not fully describe all underlying legal and tax principles of the corporate reorganization. Investors and securityholders are urged to read the proxy statement/prospectus and other relevant documents filed or to be filed with the SEC and Canadian securities regulatory authorities when they become available for details on the corporate reorganization.

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Headline: It’s A New Day!

Subhead: Announcing plans to establish a new corporate domicile in the U.S. and brand and website

Today is an exciting day for the company. This morning we announced a strategic move that we believe is the right step to unlocking the value we know the Company merits.

We plan to establish a new corporate domicile in the U.S., pending shareholder, stock exchange and court approval in early 2020. We believe this move will enhance long-term value by exposing us to significantly more passive investors and large indices in the U.S. We also believe this change will level the playing field with our principal competitors, most of which are U.S.-based companies.

We also are taking this opportunity to rebrand the new company with a new name and logo. The new name will be Ovintiv. Both the name and the mark are a symbolic reflection of the transformation our company has experienced, and are bold expressions of who we are today and where we are going. Ovintiv stands for a commitment to deliver unmatched value through continuous innovation, while our new logo symbolizes the human connection made possible by the safe, reliable and affordable energy we produce.

In recent years, we have transformed our production and proved reserves from natural gas to profitable liquids and we have quality acreage positions in North America’s top liquids-rich basins. Our new brand will better reflect who we are today and prepare us for the next chapter in our bright future.

What does all this mean for you? Most importantly, the domicile move will not change how we work. In addition, there are no planned personnel or office moves, reductions in workforce or realignment of roles and responsibilities.

This undertaking should feel no different to you—as we continue to invest in our high-value fields both in Canada and in the U.S.

You also will see an announcement today about our plan to consolidate our shares on a 1 – for – 5 basis. This means, following completion of the transactions, you will receive one share of stock for every five shares you own or have rights to earn. There is no change in value. We have done this to enhance peer comparability and to help reduce trading volatility.

We will be preparing for a special meeting in early 2020 to approve the name change, stock consolidation and U.S. domicile. Until all three elements are approved, we will continue to use the Encana name and logo.

Lastly, to reflect this renovation, we also have launched a new website. Like our new brand, the site mirrors a modern and innovative design—indicative of the new Company that we are today. The fresh site is easier to navigate and modify, and mobile friendly. You can view the new site by visiting www.encana.com.

For additional information about the new domicile, name and logo, stock consolidation and website, visit our external website—www.encana.com/ovintiv—where you will find a microsite, video, a Q&A document and the news releases published this morning.

Please make plans to join Doug and the executive leadership team this morning for a town hall event in Calgary, Denver and The Woodlands, October 31, 10 a.m. MT/11 a.m. CT.

The ELT will walk through today’s key messages and answer all your questions. Following the town hall, stay for a social event. You’ll have an opportunity to mix and mingle with the leadership team and colleagues—asking any additional questions you may have.

For those of you unable to attend, a video of the town hall will be shared on ECN post town hall.